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09056534

ES
E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~40729~~ 46868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairview Securities, Inc.

OFFICIAL USE ONLY
023757
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

137 Rowayton Avenue
(No. and Street)

Rowayton	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Bruce G. Kinloch — (203) 655-7100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06034
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/30

OATH OR AFFIRMATION

I, Bruce G. Kinloch, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

COLLEEN M. SNOW
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Fairview Securities, Inc.

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 5, the financial statements reflect a prior period adjustment for the correction of errors.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 26, 2009

FAIRVIEW SECURITIES, INC.
Statement of Financial Condition
December 31, 2008

Assets

Current assets:		
Cash	$	12,419
Loan receivable		500
Prepaid expenses		16,535
Total current assets	$	29,454

Liability and Stockholder's Equity

Current liability:		
Accounts Payable	$	2,217
Stockholder's equity:		
Capital stock - no par value; authorized 20,000 shares; 7,250 shares issued and outstanding		145,000
Additional paid-in capital		158,277
Deficit		(276,040)
Total stockholder's equity		27,237
Total liability and stockholder's equity	$	29,454

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Statement of Income (Loss)
For The Year Ended December 31, 2008

Revenues:	
Commissions	$ 1,265,853
Expenses:	
Administrative service fee	1,236,981
Licenses and registration	24,638
Professional fees	49,477
Other expenses	7,911
Total expenses	1,319,007
Net loss	$ (53,154)

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Deficit	Total
Balance, beginning as previously reported for 2007	$ 145,000	$ 123,442	$ (211,092)	$ 57,350
Prior period adjustment - error See Note 5 to financial statements	-	-	(11,794)	(11,794)
Balance, beginning, as restated	145,000	123,442	(222,886)	45,556
Additional contributed capital	-	34,835	-	34,835
Net loss	-	-	(53,154)	(53,154)
Balance, ending	$ 145,000	$ 158,277	$ (276,040)	$ 27,237

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Statement of Cash Flows
For The Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (53,154)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) in:	
Commissions loan	(500)
Prepaid expenses	(6,665)
(Decrease) in:	
Accounts payable and accrued expenses	(195,434)
Net cash used in operating activities	(255,753)
Cash flows provided by financing activities:	
Additional contributed capital	34,835
Net decrease in cash	(220,918)
Cash, beginning of year as previously stated	235,131
Prior period adjustment - error	(1,794)
Cash, beginning of year as restated	233,337
Cash, end of year	$ 12,419

The accompanying notes are an integral part of the financial statements

FAIRVIEW SECURITIES, INC.
Notes To The Financial Statements
For The Year Ended December 31, 2008

Note 1 - Summary of Significant Accounting Policies:

Organization

Fairview Securities, Inc. (the "Company") is a Connecticut Corporation formed on November 12, 1993. The Company's business activities include raising capital from institutional investors for investment funds or advisors. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is registered to do business in the following states: Alabama, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nevada, New Hampshire, New Jersey, New York, New Mexico, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company had cash balances at times with a bank in excess of the maximum amount insured by the FDIC.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 increased the insurance coverage offered by the Federal Deposit Insurance Corporation from $100,000 to $250,000 per depositor. This limit is anticipated to return to $100,000 after December 31, 2009.

Note 2 - Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2008, the Company had net capital of $10,202, which was $5,202 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Related Party Transactions:

The sole stockholder of the Company owns 100% of Fairview Partners, LLC. The Company executed an expense sharing agreement with Fairview Partners, LLC, whereby the Company will pay 5% of certain expenses (salary, telephone, rent, computer services, depreciation, and postage). The total expenses paid to Fairview Partners under the agreement were $5,024 for the year ended December 31, 2008. The Company also paid out $1,738 in administrative service fees to Fairview Partners, LLC. As of December 31, 2008, there were no amounts payable to Fairview Partners, LLC.

Note 4 - Income Taxes:

Effective November 12, 1993, the Company obtained Internal Revenue Service approval to be taxed as an "S" Corporation; therefore, there is no provision for Federal corporate income taxes as the income is taxed to the stockholder. "S" Corporations are no longer taxable in the State of Connecticut; therefore, there is no provision for income taxes.

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 5 - Prior Period Adjustments:

The beginning equity has been restated for the correction of several errors made in 2007. Commissions income, net of the administrative service fee paid to the representatives, was recorded in the incorrect year. These amounts should have been recorded in the statement of income (loss) for the year ended December 31, 2008. There was also a cash receipt in 2007 that was recorded for $10,000, when only $5,000 was actually received by the Company. Additionally, there was a check issued by the Company in 2007 that was voided and the check payment was not properly voided in the general ledger system. Had the errors not been made, net income for 2007 would have decreased by $11,794.

Note 6 - Reconciliation of December 31, 2007 Amended Focus Filing to Beginning Net Capital:

Total stockholder's equity from December 31, 2007 audited financial statements	$ 57,350
Prior period adjustments - correction of errors - See Note 5 above	(11,794)
Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2007 (Amended)	$ 45,556

FAIRVIEW SECURITIES, INC.
Computation of Net Capital
For The Year Ended December 31, 2008

Total ownership equity from statement of financial condition	$ 27,237
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	17,035
Net capital	$ 10,202

FAIRVIEW SECURITIES, INC.
Notes to Computation of Net Capital
For The Year Ended December 31, 2008

1 **Nonallowable assets:**

Nonallowable assets from the statement of financial condition	$ 17,035

2 **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2008	$ 10,202

No additional audit adjustments were made to the financial statements; therefore, there are no reconciling items to the Focus report.

FAIRVIEW SECURITIES, INC.
Computations of Basic Net Capital Requirements
and Aggregate Indebtedness
For The Year Ended December 31, 2008

Minimum net capital required (6 2/3% of $2,217)	$	148
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	5,202
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	9,980
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	2,217
Ratio of aggregate indebtedness to net capital		0.2173

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Fairview Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Fairview Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KOSTIN, RUFFKESS & COMPANY, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be control deficiencies and a significant deficiency, respectively, and communicated them in writing to management and those charged with governance on February 26, 2009. Additionally, we identified the following deficiencies in internal control that we considered to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Fairview Securities, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009.

- There was a prior period adjustment made in the current year financial statements for a material amount that was a reduction in the beginning balance of retained earnings, since net income reported for the year ended December 31, 2007 was overstated by $11,794.

- The cash account is not reconciled as of the month end or year end date. However, reconciliations are performed as of the date it is actually being performed. This resulted in a variance from the general ledger. Reconciliations should be performed as of the month end.

These material weaknesses were also communicated in writing to management and those charged with governance on February 26, 2009.

Kostin, Ruffkess & Company, LLC

In addition, we noted the following compliance matter:

- None of the registered representatives completed their continuing education requirements for 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives except for the deficiencies communicated in writing to management described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 26, 2009

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

FAIRVIEW SECURITIES, INC.

Financial Statements and
Supplementary Information

December 31, 2008

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

FAIRVIEW SECURITIES, INC.
Financial Statements and Supplementary Information
December 31, 2008

CONTENTS